UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 3)*

Veracyte, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92337F107

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Versant Side Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 7,077 shares of Common Stock (2)

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 7,077 shares of Common Stock (2)

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,077 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0.1% (3)

12	Type of Reporting Person* PN

(1) This Schedule 13G is filed by Versant Side Fund III, L.P., a Delaware limited partnership (“VSF III”), Versant Venture Capital III, L.P., a Delaware limited partnership (“VVC III”) and Versant Ventures III, LLC, a Delaware limited liability company (“VV III” and together with VSF III and VVC III, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) VV III serves as the sole general partner of VSF III and owns no securities of the Issuer directly.   Brian G. Atwood (“BGA”), Samuel D. Colella (“SDC”), Ross A. Jaffe (“RAJ”), William J. Link (“WJL”), Donald B. Milder (“DBM”), Rebecca B. Robertson (“RBR”), Bradley J. Bolzon (“BJB”), Charles M. Warden (“CMW”), Robin L. Praeger (“RLP”) and Barbara N. Lubash (“BNL”) are managing directors and/or members of VV III and share voting and dispositive power over the shares held by VSF III.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(3) This percentage is calculated based upon 48,840,294  shares of Common Stock outstanding as of October 18, 2019 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commissions on October 22, 2019.

1	Names of Reporting Persons. Versant Venture Capital III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,198,330 shares of Common Stock (2)

	6	Shared Voting Power 0 shares

	7	Sole Dispositive Power 1,198,330 shares of Common Stock (2)

	8	Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,198,330 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 2.5% (3)

12	Type of Reporting Person* PN

(1) This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) VV III serves as the sole general partner of VVC III and owns no securities of the Issuer directly.   BGA, SDC, RAJ, WJL, DBM, RBR, BJB, CMW, BNL and RLP are managing directors and/or members of VV III and share voting and dispositive power over the shares held by VVC III.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(3) This percentage is calculated based upon 48,840,294  shares of Common Stock outstanding as of October 18, 2019 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commissions on October 22, 2019.

1	Names of Reporting Persons Versant Ventures III, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,205,407 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,205,407 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,407 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 2.5% (3)

12	Type of Reporting Person* OO

(1)  This Schedule 13G is filed by the “Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 7,077 shares held by VSF III; and (ii) 1,198,330 shares held by VVC III.  VV III serves as the sole general partner of VSF III and VVC III and owns no securities of the Issuer directly.   BGA, SDC, RAJ, WJL, DBM, RBR, BJB, CMW, BNL and RLP are managing directors and/or members of VV III and share voting and dispositive power over the shares held by VSF III and VVC III.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

(3)  This percentage is calculated based upon 48,840,294  shares of Common Stock outstanding as of October 18, 2019 as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commissions on October 22, 2019.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Veracyte, Inc. (the “Issuer”).

Item 1
	(a)	Name of Issuer: Veracyte, Inc.
Address of Issuer’s Principal Executive Offices: 6000 Shoreline Ct., Suite 300 South San Francisco, CA 94080

Item 2
	(a)	Name of Person(s) Filing: Versant Side Fund III, L.P. (“VSF III”) Versant Venture Capital III, L.P. (“VVC III”) Versant Ventures III, LLC (“VV III”)
	(b)	Address of Principal Business Office: c/o Versant Ventures One Sansome Street, Suite 3630 San Francisco, CA 94104
	(c)	Citizenship:
		Entities:	VSF III	-	Delaware, United States of America
			VVC III	-	Delaware, United States of America
			VV III	-	Delaware, United States of America
Individuals:
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 92337F107

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
VSF III	7,077	7,077	0	7,077	0	7,077	0.1%
VVC III	1,198,330	1,198,330	0	1,198,330	0	1,198,330	2.5%
VV III	0	0	1,205,407	0	1,205,407	1,205,407	2.5%

(1)  VV III serves as the sole general partner of VSF III and VVC III and owns no securities of the Issuer directly.  BGA, SDC, RAJ, WJL, DBM, RBR, BJB, CMW, BNL and RLP are managing directors and/or members of VV III and share voting and dispositive power over the shares held by VSF III and VVC III.

(2)  This percentage is calculated based upon 48,840,294 shares of Common Stock outstanding as of October 18, 2019.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
See Items 2(a) and 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Versant Side Fund III, L.P.

By:	Versant Ventures III, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Venture Capital III, L.P.

By:	Versant Ventures III, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Ventures III, LLC

By:	/s/ Robin L. Praeger
Authorized Representative

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Veracyte, Inc. is filed on behalf of each of us.

Dated: February 14, 2020

Versant Side Fund III, L.P.

By:	Versant Ventures III, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Venture Capital III, L.P.

By:	Versant Ventures III, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Authorized Representative

Versant Ventures III, LLC

By:	/s/ Robin L. Praeger
Authorized Representative